Mail Stop 4561

July 8, 2008

Steven Moskowitz
Chief Executive Officer
Map V Acquisition, Inc.
43 West 33rd Street, Suite 600
New York, NY 10001

    Re: **Map V Acquisition, Inc.**
           Registration Statement on Form S-1
           Filed June 11, 2008
           File No. 333-151585

Dear Mr. Moskowitz:

    We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1.   It appears that the securities you seek to register are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, but you have not provided the applicable text on the facing sheet or checked the corresponding box. Refer to Form S-1 and amend your filing accordingly.

2.   We are in receipt of your Preliminary Information Statement on Schedule 14C, filed June 17, 2008, and note that the Staff issued you a comment letter dated June 25, 2008 with

respect thereto. Comments with respect to the Schedule 14C must be resolved prior to the desired effective date.

3.   You state that you changed your name to Vanity Events Holding, Inc. and we note that you refer to yourself as Vanity Events Holding, Inc. throughout your filing. It appears that you should provide a Form ID in electronic format via the Commission's EDGAR Filer Management website. See Regulation S-T (17 CFR Part 232) and the EDGAR Filer Manual for instructions on how to file electronically, including how to use the access codes.

Risk Factors, page 7

We will need significant additional capital, which we may be unable to obtain, page 7

4.   You indicate that you cannot assure that your business will generate sufficient cash flow from operations or that future borrowings will be available to you in an amount sufficient to enable you to continue your operations, and there can be no assurance that financing will be available in amounts or on terms acceptable to you, if at all. Your discussion of this risk factor should disclose the rate at which you currently use capital resources in your operations and should state the amount of funds you estimate will be required to finance planned operations for a minimum of 12 months from the effective date.

Our independent auditors have expressed doubt about our ability to continue as a going concern, which may hinder our ability to obtain future financing, page 7

5.   The subheading fails to identify the risk to investors that is a consequence of your receipt of the going concern opinion. In this regard we note that the accountants identify in their report that the amounts recorded in the financial statements may require adjustments if the assumption that the entity is a going concern proves untrue. Please revise the subheading accordingly.

Selling Shareholders, page 13

6.   For all selling shareholders that are legal entities please identify, in footnotes to the table or in another appropriate manner, the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale.

7.   Please clarify why you have listed each of Ahava Investments, Bagtown Portfolio Inc. and Friedrich Active Asset Management twice in your selling shareholder table. Ensure that the information provided regarding each selling shareholder is comprehensive in addressing all shares offered by that entity and in describing that entities ownership.

8.   Item 507 of Regulation S-K requires disclosure of any material relationship or transaction with the selling shareholders within the past three years. Specifically, please explain the circumstances under which the selling shareholders acquired the shares which are the

subject of the registration statement, and summarize any agreements you have that obligate you to register their shares for resale. You should be able to provide this information in a concise manner in footnotes or by presenting shareholders who acquired their shares in specific transactions under sub-headings within the table.

9.   Identify each selling shareholder that is a registered broker-dealer and, for selling shareholders that are broker-dealers, advise us whether their shares were received as compensation for investment banking services or as investment shares.

10.   For selling shareholders that are affiliates of broker-dealers, please disclose whether the sellers purchased the shares in the ordinary course of business and whether, at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Management's Discussion and Analysis and Plan of Operation, page 20

11.   Revise your filing to state clearly whether your current and available capital resources are sufficient to fund planned operations for a period of not less than twelve months from the date of the prospectus. Discuss your short-term liquidity needs and short-term capital resources and also describe your capital needs and plans to address those requirements for a minimum period of 12 months. To the extent you do not have sufficient resources to fund planned operations for the 12-month period, state the estimated deficiency in dollar terms and discuss how you plan to address the deficiency. In discussing your expected liquidity needs, please disclose, in dollar terms, the extent to which you are currently using funds in your operations on a monthly basis. Indicate whether the expected rate at which capital is used in operations over the 12 month period will vary from that amount, by how much and explain the reasons for any expected variances.

12.   Please identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. If a material deficiency is identified, indicate the course of action that you have taken or propose to take to remedy the deficiency. Also identify and separately describe internal and external sources of liquidity, and briefly discuss any material unused sources of liquid assets. See Item 303(a)(1) of Regulation S-K.

13.   Please describe all of your material commitments for capital expenditures, including the general purpose of such commitments, and your anticipated source of funds needed to fulfill such commitments. See Item 303(a)(2)(i) of Regulation S-K. In addition, describe any known material trends, favorable or unfavorable, in your capital resources. Indicate any expected material changes in the mix and relative cost of such resources. See Item 303(a)(2)(ii) of Regulation S-K.

Management, page 22

Directors and Executive Officers, page 22

14.   Please ensure that your disclosure briefly describes the business experience during the past
        five years of each director and executive officer as required by Item 401(e) of Regulation S-
        K.

15.   Please clarify why you have listed Messrs. Cohn, Lazauskus and Cosman in your director
        and executive officer table as only directors, yet list them in the discussion following the
        table as executive officers as well. Additionally, please explain why you have listed both
        Messrs. Moskowitz and Lazauskus as "President".

Other

Your financial statements currently appear after Part II of the filing. Please revise so that the
financial statements required as part of the prospectus are presented prior to Part II of the filing. Be
advised that the Part II information supplements the information in Part I and should not be part of
the prospectus.

Undertakings, page 28

16.   Please revise your undertaking to conform to Item 512(a)(1)(iii) of Regulation S-K.

Signatures

17.   Please note that the registration statement must be signed by your principal financial officer.
        Your next amendment should identify who is signing in the capacity of the principal
        financial officer. This is a separate signature requirement from that relating to the
        "principal accounting officer" whose signature you have provided.

                            *   *   *   *   *

        As appropriate, please amend your filing in response to these comments. Each responsive
amendment should also include a marked copy of the amended filing that conforms with the
provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show
changes within paragraphs help us to expedite our review. Please furnish a cover letter with your
amendments that keys your responses to our comments and provides any requested information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in
the filings to be certain that the filings include all information required under the Securities Act of

1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michael F. Johnson at (202) 551-3477 with any questions. If you thereafter require further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile (212) 930-9725
        Jonathan R. Shechter, Esq.
        Sichenzia Ross Friedman Ference LLP
        Telephone: (650) 988-8500